May 26, 2005

Securities and Exchange Commission
Office of Mergers and Acquisitions
Attn: Michael Pressman, Esq.
Special Counsel
100 F Street, NE
Washington, D.C. 20549

Re:	Capitol Bancorp Limited (the “Company”) Registration Statement on Form S-4 (Registration No. 333-124417) Filed on April 28, 2005

Dear Mr. Pressman:

     On behalf of Capitol Bancorp Ltd., a Michigan corporation (“Capitol”) and pursuant to the Securities Exchange Act of 1934, as amended, we have filed with the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 to a Registration Statement on Form S-4 (the “Registration Statement”). Such filing was prepared in response to the comments of the SEC’s staff as set forth in a comment letter dated May 26, 2005.

     Enclosed with this letter are two copies of the Registration Statement, one set of which are in the form that have been filed with the SEC and the other set which has been clearly marked to indicate all of the changes we have made.

     In order to facilitate the Staff’s review of the Registration Statement, wherever practicable all disclosures which were not completed in the prior filing of the Registration Statement on Form S-4 have been completed. In addition, all disclosures have been updated to the latest practicable date.

     The action taken by, or the response of, Capitol with respect to each comment contained in your May 26, 2005 comment letter is set forth below. For convenience of the SEC’s staff, the staff’s comments have been included in their entirety followed by Capitol’s response. Where appropriate, the responses include a reference to the relevant pages of the Registration Statement, as filed with the SEC. Capitalized terms used but not defined herein shall have the meanings for such terms that are set forth in the Registration Statement.

SEC STAFF COMMENTS

General

1.	Confirm to us that NCB does not have a reporting obligation pursuant to either Sections 12(g) or (b) of the Exchange Act.

REGISTRANT’S RESPONSE

     We have been advised by NCB that: (i) none of NCB’s securities are registered on a national securities exchange; and (ii) NCB does not have a class of equity securities that is held of record by 500 or more persons. Based upon such information provided to us by NCB, NCB does not have a reporting obligation pursuant to either Sections 12(g) or (b) of the Exchange Act.

SEC STAFF COMMENTS

The Exchange Offer, page 29

Timing of the Exchange offer, page 30

2.	On a supplemental basis, please confirm that the offer will be open for at least twenty full business days to ensure compliance with Rule 14e-1(a).

REGISTRANT’S RESPONSE

     We will hold the exchange offer open for at least twenty (20) full business days to ensure compliance with Rule 14e-1(a). The relevant sections of the Registration Statement have been amended to reflect the termination date of June 30, 2005.

SEC STAFF COMMENTS

Expiration Date, extensions, Termination and Amendments, page 30

3.	We note your disclosure reserving the right to amend the exchange offer. Please confirm your understanding that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. For guidance, please refer to footnote 70 of Exchange Act Release No. 34-23421 (July 11, 1986).

REGISTRANT’S RESPONSE

     We have reviewed footnote 70 of Exchange Act Release No. 34-23421 (July 11, 1986) and understand that we are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change.

SEC STAFF COMMENTS

4.	We note your reference to possibly delaying the acceptance of stock for exchange. Describe the circumstances, other than an extension of the offering period, that would prompt you to delay accepting tendered securities and disclose the potential length of any anticipated delay. In addition, please confirm that any delay in the acceptance of stock will be consistent with Rule 14e-1(c).

REGISTRANT’S RESPONSE

     We do not anticipate any circumstance, other than an extension of the offering period, that would prompt us to delay accepting tendered securities. Any delay in the acceptance of stock will be consistent with Rule 14e-1(c). We have deleted the bullet relating to the delaying the acceptance of stock for exchange.

SEC STAFF COMMENTS

Other Conditions to the Exchange Offer, page 36

5.	We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the offeror and are specific and capable of objective verification when satisfied. In this regard, revise condition (e) to include a standard of reasonableness in lieu of the company’s “sole judgment”.

REGISTRANT’S RESPONSE

     We have revised condition (e) accordingly to be based on a standard of reasonableness which is not in the “sole judgment” of the company.

SEC STAFF COMMENTS

6.	In addition, please revise the first paragraph on page 37 to clarify that the conditions can not be triggered by any action or inaction of Capitol. In that regard, we also note that since NCB is a controlled entity it appears that condition (g) would require action on behalf of Capitol. Please advise.

REGISTRANT’S RESPONSE

     The first paragraph on page 37 has been revised to indicate that the conditions of the tender offer can not be triggered by any action or inaction of Capitol. We have also added the following language to condition (g):

“; provided, however, this condition shall not be triggered by any action taken by NCB that was approved by Capitol.”

     NCB maintains a separate and independent board of directors. Capitol has only one representative on the board of NCB. It is possible that NCB could take action as an independent board, that does not require shareholder approval, that would have the effect of impairing Capitol’s ability to acquire the shares and/or diminish the expected economic value of the combination to Capitol.

SEC STAFF COMMENTS

Forward-Looking Statements, page 51

7.	We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. As a result, please delete the reference to the Private Securities Litigation Reform Act or revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with the exchange offer.

REGISTRANT’S RESPONSE

     The reference to the disclosure has been revised to make clear that the safe harbor protections do not apply to statements made in connection with the exchange offer.

SEC STAFF COMMENTS

Exhibits

8.	Please note that all exhibits are subject to our review. Accordingly, please file all exhibits with your next amendment, including the legality opinions and the form of letter of transmittal.

REGISTRANT’S RESPONSE

          The legality opinion was attached as Exhibit 5 to the initial Registration Statement on Form S-4 and we have attached the Letter of Transmittal, the Notice of Guaranteed Delivery and Guidelines for W-9 will be filed upon the effectiveness of the Registration Statement.

          As reflected in the above information, our documents have been amended in response to these comments. In connection with the response to the SEC’s Staff’s comments, all persons responsible for the filing of this document hereby acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosure in the filings.

2.	We understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	We will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

     If you have any additional questions, please do not hesitate to contact me at 517-487-6555. Thank you.

Sincerely,

/s/ Cristin Reid English

Cristin Reid English
Chief Operating Officer